UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

David A. Ladensohn

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS David A. Ladensohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 205,839,629 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 205,839,629 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,839,629 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 161,544,569 shares of Class V-3 common stock and 4,241,872 shares of Class V-1 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (ii) 13,858,144 shares of Class V-3 common stock and 363,890 shares of Class V-1 common stock held of record by The Jill Cohen Mill Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (iii) 12,477,024 shares of Class V-3 common stock and 327,624 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen, for which the Reporting Person serves as trustee, (iv) 12,615,154 shares of Class V-3 common stock and 331,252 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter, for which the Reporting Person serves as trustee, (v) 50,000 shares of Class A common stock held of record by Ladensohn Family Investments, Ltd., of which the Reporting Person is a general partner and may be deemed to have shared voting and investment power therein; (vi) 25,000 shares of Class A common stock held by of record by David A. Ladensohn Roth IRA, over which the Reporting Person exercises investment and dispositive power, and (vii) 5,100 shares of Class A common stock held of record by the Eliza Ladensohn New Hampshire Trust, for which the Reporting Person serves as trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 260,039,675 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 205,759,529 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 37.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,648 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,648 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,648 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,477,024 shares of Class V-3 common stock and 327,624 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen. David A. Ladensohn may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Perry Cohen. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 67,084,794 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 12,804,648 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.3% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Rachel Cohen Kanter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,946,406 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,946,406 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,946,406 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,615,154 shares of Class V-3 common stock and 331,252 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter. The Reporting Person may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Rachel Cohen Kanter. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 67,226,552 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 12,946,406 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.4% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of (i) David A. Ladensohn, (ii) The 2014 QSST F/B/O Perry Cohen, and (iii) The 2014 QSST F/B/O Rachel Cohen Kanter, (collectively, the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Triggering Events I and II

On July 13, 2022, Triggering Event I (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 2,632,319 Earnout Interests. On July 18, 2022, Triggering Event II (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 2,632,319 Earnout Interests. On July 19, 2022, the Issuer issued 5,264,638 shares of Class V-1 common stock and the equivalent number of OpCo Units to the Reporting Persons in satisfaction of the Earnout Interests earned by the Reporting Persons in connection with Triggering Event I and Triggering Event II. Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

The Reporting Persons are in the aggregate beneficial owners of (i) 80,100 shares of Class A Common Stock, (ii) 200,494,891 shares of Class V-3 Common Stock and (iii) 5,264,638 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 79.2% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s collective shares of Class V-3 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 260,039,675 shares of Class A Common Stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of July 19, 2022 and (y) 205,759,529 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock and Class V-1 Common Stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A Common Stock, (ii) 74,177,907 shares of Class V-1 Common Stock, and (iii) 416,933,025 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 37.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

The 2014 QSST F/B/O Perry Cohen is the record holder of 12,477,024 shares of Class V-3 Common Stock and 327,624 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Perry Cohen by virtue of his role as sole trustee of the trust.

The 2014 QSST F/B/O Rachel Cohen Kanter is the record holder of 12,615,154 shares of Class V-3 Common Stock and 331,252 shares of Class V-1 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Rachel Cohen Kanter by virtue of his role as sole trustee of the trust.

(c)	Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022

DAVID A. LADENSOHN

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	David A. Ladensohn, Individually

THE 2014 QSST F/B/O PERRY COHEN

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Trustee

THE 2014 QSST F/B/O RACHEL COHEN KANTER

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Trustee